Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2013	2012
Earnings before fixed charges:
Income (loss) before income taxes	$(95)	$102
Plus: Fixed charges	424	382
Earnings available to cover fixed charges	$329	$484

Fixed charges (a):
Interest, including amortization of deferred financing costs	$375	$341
Interest portion of rental payments	49	41

Total fixed charges	$424	$382

Ratio of earnings to fixed charges (b)	—	1.3x
__________

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended June 30,
	2013	2012
Related to debt under vehicle programs	$129	$156
All other	246	185
	$375	$341

(b)	Earnings were not sufficient to cover fixed charges for the six months ended June 30, 2013 by $95 million.